Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Ranpak Holdings Corp. (the “Company,” “we,” “us,” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which securities include the Class A common stock. The following summary of terms of the common stock of the Company is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company’s certificate of incorporation (“charter”) and bylaws (“bylaws”). Copies of the charter and bylaws are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

Our charter authorizes the issuance of 426,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), (ii) 25,000,000 shares of Class B common stock, par value $0.0001 per share and (iii) 200,000,000 shares of Class C common stock, par value $0.0001 per share. Each holder of Class A common stock and Class B common stock, as such, shall be entitled to one vote for each share of Class A common stock and Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Class A common stock and Class B common stock, as such, shall not be entitled to vote on any amendment to the charter (including any certificate of designations relating to any class or series of preferred stock) that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the charter (including any certificate of designations relating to any class or series of preferred stock) or pursuant to the DGCL.

Notwithstanding any other provision in the charter, the holders of the outstanding shares of each class of common stock shall be entitled to vote separately upon any amendment to the charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is disproportionately adverse as compared to the other classes of common stock.

Shares of Class C common stock have identical terms as shares of Class A common stock, except Class C common stock does not grant its holders any voting rights.

Class C Conversion

Each share of issued Class C common stock shall be converted to one share of Class A common stock, subject to any necessary adjustments for any share splits, capitalizations, consolidations or similar transactions occurring in respect of the Class A common stock or the Class C common stock: (1) on the 65th calendar day (or such other period as the Company and the registered holder may otherwise agree) following receipt by the Company of notice in writing from the registered holder to convert such share of Class C common stock; or (2) automatically upon the transfer by the registered holder of such share of Class C common stock, whether or not for value, to a third party, except for transfer to a nominee or “affiliate” (as such term is defined in Rule 12b-2 under the Exchange Act) of such holder in a transfer that will not result in a change of “beneficial ownership” (as determined under Rule 13d-3 under the Exchange Act) or to a person that already holds shares of Class A common stock.

The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Class A common stock as may be required to effect conversions of the Class C common stock.

Dividends

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of common stock will be entitled to receive an equal amount per share of all of the Company’s assets of whatever kind available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of the preferred stock.

Preemptive or Other Rights

The Company’s stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Election of Directors

There is no cumulative voting with respect to the election of directors. The charter establishes a classified board of directors that is divided into three classes with staggered three-year terms, Class I, Class II and Class III. Only the directors in one class are subject to election by a plurality of votes cast at each annual meeting of the Company’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Dividends

We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, our ability to declare dividends will also be limited by restrictive covenants pursuant to the debt financing.

Registration Rights

Currently, One Madison Group LLC, a Delaware limited liability company, certain of our directors and officers, BSOF Master Fund L.P. and BSOF Master Fund II L.P. (the “BSOF Entities”) and the equity financing investors have registration rights for certain of their respective securities of the Company pursuant to the registration rights agreement, the strategic partnership agreement and the equity financing agreements, as applicable. The holders of such securities will have “piggy-back” registration rights to include their securities in other registration statements filed by us.